

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 5, 2010

Via U.S. Mail and Fax

Mr. Robert Kite
Chairman, President and Chief Executive Officer
Card Activation Technologies, Inc.
53 West Jackson Blvd. Suite 1618
Chicago, Illinois, 60604-3749

> **Re: Card Activation Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 19, 2010**
> **File No. 0-52556**

Dear Mr. Kite:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director